

September 29, 2014

Via E-mail
Mr. Yongfei Chen
Chief Financial Officer
China Sunergy Co., Ltd.
No. 123 Focheng West Road
Jiangning Economic & Technical Development Zone
Nanjing, Jiangsu 211100
People's Republic of China

> **Re:** **China Sunergy Co., Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2013**
> **Filed April 29, 2014**
> **File No. 001-33433**

Dear Mr. Chen,

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects

F. Contractual Obligations and Commercial Commitments, page 78

1. It appears from footnote (2) to the table and your balance sheet that you have not included the interest that will become due on the long-term debt through maturity. Please tell us how your presentation complies with Item 5.F of Form 20-F.

Item 15. Controls and Procedures

Evaluation of Disclosure controls and Procedures, page 108

2. The disclosure on page 108 that management concluded that your disclosure controls and procedures (DC&P) were effective at December 31, 2013 is not consistent with your risk factor on page 8 where you disclose that management concluded that your DC&P were not effective due to the existence of certain material weaknesses. Please reconcile your statements for us or amend the Form 20-F to eliminate the inconsistency.

3. Further, we note that the material weaknesses you identified in your internal control over financial reporting, described on page 109, include the fact that the company did not have sufficient qualified financial reporting and accounting personnel equipped with appropriate U.S. GAAP and SEC reporting and disclosure knowledge or experience. Given the definition of disclosure controls and procedures outlined in Rule 13a-15(e), please explain in detail how your management was able to conclude that DC&P were effective at December 31, 2013.

Management's Report on Internal Control Over Financial Reporting, page 108

4. Please amend your filing to provide a report that fully complies with Items 15(b)(1) and (2) of Form 20-F. We note that management's report does not provide all the required information. Specifically, it does not define management's responsibility for establishing and maintaining adequate internal control over financial reporting, nor does it identify the framework used by management to evaluate the effectiveness of internal control over financial reporting at December 31, 2013. In this regard, to the extent management used the Committee of Sponsoring Organizations of the Treadway Commission's (COSO) Internal Control – Integrated Framework to perform its assessment, please ensure that the report states whether you applied the 1992 Framework or Updated Framework issued in 2013.

Item 18. Financial Statements

Note 2. Summary of Principal Accounting Policies

(g) Inventories, page F-14

5. We note your disclosure that the cost of work-in-progress and finished goods inventories are determined using the standard cost method. Please discuss how the company considered FASB ASC 330-10-30-12.

6. Please tell us how you considered the accounting for under-utilized capacity, if any, under FASB ASC 330-10-30-3 through 30-7, for your solar cell and module production.

(m) Impairment of long-lived assets, page F-16

7. We note the continued operating and cash flow losses of your business in 2013. Please tell us whether you performed an assessment of the recoverability of your long-lived assets in 2013. If so, please provide us with significant details regarding your assessment, including significant assumptions utilized in the determination of the fair value of your long-lived assets and a summary of the information you considered that supports the recoverability of your long-lived assets at December 31, 2013. If you did not perform such assessment, please explain to us your basis for concluding that you did not need to perform such analysis and how you considered FASB ASC 360-10-35-21.

Note 7. Bank Borrowings, page F-25

8. We note that your short-term and long-term borrowings are guaranteed by fixed deposits of $211.1 million and $26.8 million, respectively, as of December 31, 2013. Please tell us the nature of these fixed deposits and where you reflect the amounts on your balance sheet.

9. In future filings, please disclose the combined aggregate amount of maturities for all long-term borrowings for each of the five years following the date of the latest balance sheet. Refer to FASB ASC 470-10-50-1. Please provide us with a copy of the disclosure as of December 31, 2013.

Note 15. Related Party Transactions and Balances, page F-41

10. We note that you have $78.3 million of trade related balances due from related parties as of December 31, 2014. You disclose that this includes receivables and prepayments for sales and inventory acquisitions or land use right purchases. Please tell us the amount and describe to us each significant component of the receivable. Please tell us the terms and manner of settlement of the receivables and payables. Consistent with FASB ASC 850-10-50-1(d), confirm that you will provide the disclosures in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao, Staff Accountant, at (202) 551-4391 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant